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                           Filed by Simplex Solutions, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487


        This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

        On April 24, 2002, Cadence and Simplex held a conference call relating to the proposed merger described above, which was also made available for replay via a webcast. The following is a transcript of the question and answer portion of the conference call:



     TRANSCRIPT OF CADENCE DESIGN SYSTEMS, INC. AND SIMPLEX SOLUTIONS, INC.
      QUESTION AND ANSWER PORTION OF THE CONFERENCE CALL ON APRIL 24, 2002


Operator:                Thank you. Ladies and gentlemen, if you wish to
                         register a question for today's question and answer session, you will need to press the one followed by the four on your telephone. You will hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the one followed by the three. If you are using a speaker phone, please pick up your handset before entering your request. One moment, please, for the first question.
                         Jay Vleeschhouwer from Merrill Lynch, please go ahead with your question.

Jay Vleeschhouwer:       Thanks. Good afternoon. A couple questions. Ray, why is
                         acquiring Simplex a better solution than continuing with the OEM deal that you had with them or perhaps embellishing that deal? Secondly, the company has recently issued a fairly detailed road map for SoC encounter for some of the enhancements you'll expect there for the remainder of this year and into the first half of next. Can you talk about how you plan to integrate the Simplex technology into that planned road map? Finally, you referred to the benefits of some of the acquisitions we've made over the last year or year and a half. Could you talk about some of the most significant internally developed technology that you've developed or brought to market over that same period, or which you plan to develop and bring to market over, let's say, the next year? Thanks.

Ray Bingham:             Jay, thank you. Let me start with the OEM experience
                         that was announced last fall. There's a reason to move beyond this, it is because we liked enormously what we saw in technology and in teams in working with the

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                         OEM agreement. It worked very well in the channel. It's
                         working very well with customers and, importantly, it gave us an opportunity to in a very concrete way develop a much deeper experience with the Simplex team.

                         Taking it further gives us the ability to address all of the Simplex technology to participate and allow Simplex to participate with us in a much more integrated solution which customers are asking for. It allows us to leverage the Simplex technology across our entire portfolio and capitalize on all of what Simplex is [unintelligible], which brings me to the people. Whenever you talk about bringing technology companies together, you talk about people. But here, more than ever before, we're finding that that is the secret to leveraging great technology into the marketplace. We found it with Silicon Perspective, with CadMOS; their leaders are providing huge leverage of an integrated team. I believe that with Penny, with Aki, with Steve, and with the considerable talents that come with Simplex that's going to be all the more true while those teams continue to develop with much more resources and with a vastly more powerful channel the things that they're already working on. It just accelerates everything. An OEM agreement wouldn't allow us to do that, and the results are showing it just a few months into that.

                         As to road maps, premature to talk about road maps. Obviously, we've got ideas and work that we will extend. We'll talk more about it as the two teams are allowed to do more detailed work. For now, Simplex becomes an important part, an important extension to SoC encounter. The addition of the Simplex technology adds more capability everywhere and all of this will be added to the interesting encounter road map as we go forward. Look for more later. Next question, operator.

Operator:                The next question comes from John Barr with Robertson
                         Stephens. Please go ahead.

John Barr:               I wondered, Ray, your thoughts on the X-Architecture.
                         Simplex has done a lot to establish this in putting together the supply chain and all, but Cadence has really not had much presence in that, although it's certainly still the early stages. What is Cadence's official thinking on the X-Architecture and how does that change here?

Ray Bingham:             John, we have looked very hard at the X-Architecture,
                         both as it was being rolled out and as we have had the opportunity to look much more closely at due diligence.
                         We are extremely pleased with what we see, both with what's in the public domain, the progress that the team has made in amassing the most concrete, most advanced assembly of the design chain and supply chain elements that are needed to move design much more tightly into the manufacturing domain, and that is key to design productivity. As the geometries are smaller, the chips are bigger and our customers struggle with yield in this area. There are various elements of the X-Architecture, as we



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                         look at it, and aid in exactly the right direction. We
                         think that they have demonstrated a lot of what they promised when they first announced it and we believe that the combination of Simplex leadership in this area, the supply chain work that they have put together and Cadence resources, bring the promise much nearer to being realized. It's something that is a great deal more exciting than the day before. Nonetheless, premature to say we've got working silicon. We think that's around the corner. We like what we have seen so far and look forward to be able to talk about it more as we get closer to concluding this transaction.

Jay Vleeschhouwer:       OK. Then when do you see this closing?

Ray Bingham:             It all depends on the approval process. Given the fact
                         that there is virtually no over last year, we don't anticipate any big problems. So early in Q3.

Jay Vleeschhouwer:       OK. Thank you.

Operator:                The next question comes from Garo Toomajanian with RBC
                         Capital Markets. Please go ahead.

Garo Toomajanian:        I don't know if you'll be able to answer this question,
                         but I think that analyst at Simplex for revenue in calendar 2002 was around $46 million. I would expect --
                         I guess the question is, do you think that Cadence might be able to do better than that given that there's a much larger sales force that will be able to sell the Simplex tool suite?

Penny Herscher:          Garo, we haven't given annual guidance, but we guided
                         to pretty much flat; and as you can imagine, we saw what was possible through the Cadence channel to the OEM. I'll let Ray comment on where we'll go from here.

Ray Bingham:             Garo, let me respond in this way: first of all, we like
                         very much what we saw in the diligence process, what we saw that Simplex had done with their bookings model and the way that they're managing their licensing model. We think that that makes a lot of sense and is very consistent.

                         Secondly, we look at what we've been able to accomplish through our channel with these other technologies and see that the combination of best in class technology integrated into our solution, combined with Silicon Perspectives, CadMOS and the SPC Encounter offering gives us the confidence that there is a great deal more possible through our channels.

Garo Toomajanian:        That's great. Thank you.

Operator:                The next question comes from Jeff Macy with Needham &
                         Company. Please go ahead.



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Jeff Macy:               Good afternoon. Quick question about the SoC foundry.
                         How do you see that fitting in with Cadence? Will that be grafted in to Tality or will that be kind of standing out there alone?

Ray Bingham:             I think that's a question that has to be answered, and
                         we haven't been able to do enough work to be able to be definitive. What I do see, however, is probably the world's best digital IC implementation team and that, of course, is very interesting broadly in the kind of work that Tality is focused on. Tality has accomplished a lot on the analog side of the design implementation house, they have some very considerable offerings on the digital side. At the very high end of the market, though, I don't think anyone matches what the design foundry team has accomplished, and we see that there is a lot to complement both businesses by bringing them in to the same company.

Jeff Macy:               A quick question. The press release said something
                         about outstanding shares Simplex will converted to be between .924 and .756, depending on price of Cadence stock prior to closing. Can you tell me how that works and what determines which percentage gets used?

Ray Bingham:             It's a collar in financial terms, Jeff, and it is
                         simply intended to provide more certainty for both sets of shareholders as long as Cadence's stock trades between 19.47 on the low end and 23.80 on the high end.
                         Between those two numbers, the price of the Simplex shares that will be paid is $18. Should Cadence's stock trade outside that level, then it converts into a fixed exchange ratio, which I think is indicated in the press release. Below 19.47, there's a fixed exchange ratio of .924 and above 23.80 the fixed exchange ratio is .756.
                         So they're sharing on the upside and the down side for shareholders outside of those bounds.

Jeff Macy:               Great. Thanks a lot.

Operator:                The next question comes from Dennis Wassungg from Adams
                         Harkness & Hill. Please go ahead.

Dennis Wassung:          Thank you. Just a quick question on the X-Architecture.
                         Ray, I was just curious as to any implementation of that X-Architecture once it reaches production. Do you intend to use the same business model that Simplex has been talking about in terms of the license plus royalty model, or do you intend to use more of a traditional
                         EDA tool base methodology?

Ray Bingham:             Not completely clear yet, but I will tell you this: I
                         think that Simplex is, in pioneering in that direction is creating great promise for an EDA industry that has been kind of stuck in a licensing and value creation model that doesn't reflect the kind of value that EDA delivers in product development. So very interested in understanding it better than we do today. I think we need to see



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                         the customer interaction that happens around it, but
                         like a [unintelligible] the vision that Simplex has created.

Dennis Wassung:          OK. And also on the competitive side, can you just talk
                         a little bit about how this better situates you in terms of competition with Synopsys on the digital side and then talk a little bit about it in terms of [unintelligible] the encounter line and just any additional thoughts in terms of areas that may not be a strong in that you just strengthened? Any comments there would be great.

Ray Bingham:             Sure. I think what this does is take best in class
                         extraction and analysis capability and puts it in the context of by far the leading SP&R, IC design capability. Synopsys really doesn't have this capability and certainly not in the context of a total flow. So it gives us more than any of the competitors that you mentioned, it gives us the virtual prototyping, together with optimization placing routes together with signal integrity and, of course, the combination that we uniquely provide of analog mixed signals. I think that this accelerates everything in terms of our ability to deliver what customers are looking for.

Dennis Wassung:          Great. And last question: you mentioned that the Plato
                         Design acquisition closed today. Just curious as to any impact there, what type of revenue level they might be bringing into the Cadence organization, if you can talk about that?

Ray Bingham:             Actually we haven't given any information about the
                         specific bookings or revenues that they will contribute, but I will tell you that the book of business that we can see that they're bringing with them, including business that we expect to close in the next days or weeks, is in excess of what we are looking at as we announce this transaction. It's a very consistent story to both CadMOS and Silicon Perspective in out performing our merger cases as we planned them going into the deal.

Dennis Wassung:          Great. Thank you very much.

Operator:                The next question comes from Bill Frerichs with DA
                         Davidson & Company. Please go ahead.

Bill Frerichs:           Good afternoon Ray and Penny. I'm wondering with Penny
                         moving into marketing and Tality moving under her, what the senior executive management lineup at Cadence is going to be after these changes?

Ray Bingham:             Bill, it's a very good question. First of all, I am
                         delighted that we're going to be able to bring Penny and her very significant talent in the area of strategy marketing and her experience in bringing what they have accomplished with the SoC foundry work together with the obvious capabilities of Tality together in one place. In addition to that, there will be some moves on my



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                         senior team; Lavi obviously leads Dave DeMaria, who has
                         been responsible for marketing, so not responsible for the services business that we're focusing under Penny's leadership will have a very senior and significant business responsibility. We won't be able to talk about that today as we haven't announced it internally, but look for us to be able to talk about that early next week.

Bill Frerichs:           OK, Ray. Thank you.

Operator:                Jay Vleeschhouwer with Merrill Lynch, please go ahead
                         with your follow-up.

Jay Vleeschhouwer:       Hi, Ray. Just a couple of quick follow-ups and actually
                         one for Penny first. Penny, what percentage of your business currently goes into non Cadence accounts, if you have any breakdown along those lines. And Bill actually asked my question about the management. So my final question is, depending, in your prepared remarks you talked about the concept of bringing physical and logical as it was defined a year and a half ago has now since evolved. Does that mean that the conception of SP&R or the terminology of SP&R needs to evolve as well since you've suggested that a shift in thinking there from what we were looking for any technology a year and a half ago?

Penny Herscher:          Thanks. So the percentage in non Cadence accounts
                         breaks down by -- if you look at the SoC verification business which is the software business, it breaks down by extraction analysis. So in the extraction business, prior to the OEM agreement, the majority of our business was in the Cadence installed base; maybe 80% of our extraction revenue. And that's why the OEM at the time made perfect sense. The analysis business is split pretty evenly, 50/50, between the Cadence environment and the Avant! environment. So we are very delighted to be able to continue to service the Avant!
                         environment with our technology. We've always been very passive about openness. We were the first EDA company on open access. So we'll continue to integrate with the Synopsys and Avant! environment on our analysis side as much as with the Cadence environment.

                         Now with respect to my opinions on SP&R, I'm not going to comment on Cadence's SP&R because that would be inappropriate. I think that the merger of synthesis and place and route is critical. The point I was trying to make is that it's not enough; it's necessary but not sufficient to solve the problem. So it was very important to 0.18. But as we've been saying for a while now, the world has been coming interconnect-centric, and so what is needed now for 0.13-micron and for 0.1 and nanometers design is that you really think about your entire flow in terms of what's happening in the process and what's happening in the manufacturing of the metal. So what we see is the opportunity to take our leading technology and integrate it up and



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                         down the Cadence flow so that Cadence customers get
                         absolutely the best process understanding during the design of their Internet.

Jay Vleeschhouwer:       OK. And Ray, if you could just go back to my question
                         in the first round about internal development at Cadence, either over the last year or what you expect materially over the next year.

Ray Bingham:             You're asking, Jay, about not the road map, but Cadence
                         R&D programs not related to some of the acquisitions?

Jay Vleeschhouwer:       Yes, exactly. You talked about the benefits of the
                         acquisitions, which is fine. I'm just trying to get a sense of what some of the more compelling technologies have been that you've developed or are working on that you might come out with over the next year, let's say.

Ray Bingham:             Sure. Jay, I'll confine my comments to the digital IC
                         space. Obviously, there's a great deal more that we could talk about in the analog and signal space that it becomes increasingly important as chips get larger and geometry smaller and people are putting more and more of that capability on to chips. But in the digital space alone, I think that what we're building on with these acquisitions is Cadence's poor digitalized capability that builds around the placement route capability of world routes and extensions of world routes that with multi-processing 0.13-micron capability and the integration of our existing IC core or on to our existing IC core of these additional capabilities from CadMOS, Silicon Perspective and now
                         Simplex.

Jay Vleeschhouwer:       Thanks, Ray.

Operator:                The next question comes from Andrew Gundlach with ING.
                         Please go ahead.

Andrew Gundlach:         Good afternoon. A quick question on the Simplex
                         options. Do they convert to Cadence options, or do they get turned into cash?

Ray Bingham:             They're Cadence options.

Andrew Gundlach:         And is there a lock-up on them, or are they immediately
                         exerciseable?

Ray Bingham:             No, they're not immediately exerciseable. There's a
                         very large pool of unvested Simplex options that I think provide a continuing incentive for Simplex in place as they come across; and in addition, one of the things that I think we've been very good about in earlier acquisitions, and certainly in the Simplex case, is to be sure that the Simplex employees, or any employee that comes into Cadence from anywhere, is appropriately incented with the combination of options and cash related incentives that we think have been pretty effective.



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Andrew Gundlach:         So they will keep their old vesting periods?

Ray Bingham:             Yes, they will.

Andrew Gundlach:         And is there any special compensation or management
                         guarantees either internally at Cadence or to the people coming over as a result of the deal?

Ray Bingham:             No. Every employee has a package of cash and option
                         incentive that is particular to their assignment, but these are not deals as you might think about an earn-out, for example.

Andrew Gundlach:         Right, OK. Lastly, on the Mayfield Fund [sp], I don't
                         know if they still own 15% of Simplex, but are they selling, are they locked up? Can you talk about some of the larger shareholders?

Penny Herscher:          Let me take that one. Mayfield notified us that they
                         were distributing back in November when our lock up originally came up on October 29th. So obviously, the distribution has gone out for the various limited partners, but certainly there's a block.

Andrew Gundlach:         So that's beyond your control?

Penny Herscher:          That's beyond our control. And we don't have perfect
                         disability, but we think most of our major shareholders on the private side contributed in the October/November time frame.

Andrew Gundlach:         OK. Thank you.

Ray Bingham:             Rozette, if there are no other questions, let me bring
                         this to a close. I'd like to thank everyone for their participation. I'd like to emphasize the very strong view that we take as a team that this opportunity is something that we believe has the kind of vision match that makes this merger and this business combination absolutely compelling. We think that this is being done with the encouragement and with the customers in mind.
                         We think it's good for employees on both sides. We think in particular this will allow the Simplex team to continue in a very leveraged way to be able to drive the initiatives that they have been working on for a number of years. Thanks for your participation and we'll bring this call to a close.

Operator:                Ladies and gentlemen, that does conclude the conference
                         call for today. We thank you for your participation and ask that you please disconnect your lines.

Additional Information about the Proposed Merger and Where to Find It



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        Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

        Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

        This transcript contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the strategies, benefits, opportunities and financial results relating to the proposed merger; Cadence's and Simplex's businesses, competitors, employees and revenues; strategies, beliefs and expectations regarding recent acquisitions; Simplex's leadership team and technology team; beliefs and expectations regarding customers; Simplex's shareholders; and beliefs, expectations and intentions regarding products and technologies. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; shifts in strategies due to changes in demand, actions by competitors or other factors; and the introduction of new products by competitors or the entry of new competitors into the



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markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Neither Cadence nor Simplex undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this transcript.



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